Exhibit 99.3

KPMG LLP	Telephone	(416)777-8500
Chartered Accountants	Fax	(416)777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated November 28, 2006 on the consolidated balance sheets of Bank of Montreal (“the Bank”) as at October 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2006;

•	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated November 28, 2006

•	our Report on Internal Control over Financial Reporting under Standards of the Public Company Accounting Oversight Board (United States) dated November 28, 2006 on management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2006 and the effectiveness of internal control over financial reporting as of October 31, 2006 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2006.

Chartered Accountants
Toronto, Canada
November 28, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.